Exhibit 99.1

Scotiabank reports third quarter net income of $1.8 billion and an increase of its quarterly dividend

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2013 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our Third Quarter 2013 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Third quarter financial measures compared to the same period a year ago:

•	Earnings per share (diluted) of $1.37
•	Net income of $1,768 million
•	Return on equity of 17.0%
•	Productivity ratio of 53.3%
•	Quarterly dividend of 62 cents per common share

TORONTO, Aug. 27, 2013 /CNW/ - Scotiabank reported third quarter net income of $1,768 million compared with net income of $2,051 million in the same period last year or $1,437 million excluding the gain of $614 million from the sale of the Scotia Plaza property in Toronto last year.

Diluted earnings per share were $1.37, compared to $1.69 in the same period a year ago. This quarter had a net benefit of 7 cents per share related to non-recurring items in International Banking, including a gain on the sale of a subsidiary by an associated corporation. Last year's results benefited from an after-tax gain on the sale of Scotia Plaza in Toronto, Canada of $614 million or 53 cents per share. Adjusting for both these items, diluted earnings per share grew 12%. Return on equity was strong at 17.0%. A dividend of 62 cents per common share was announced, an increase of 2 cents per share.

"We are very satisfied with our results and our top-line revenue growth this quarter, reflecting the value of our diversified business model," said Rick Waugh, Scotiabank CEO. "Canadian Banking and Global Wealth Management had strong earnings growth while contributions by International Banking and Global Banking and Markets were more moderate.

"Canadian Banking had record earnings of $590 million and 11% revenue growth, with a solid contribution from ING DIRECT. We also had strong results in our existing operations with 7% asset growth, an increase in the margin, low loan loss provisions in commercial portfolios and continued strong expense control. Our Canadian retail mortgage portfolio continues to perform well and is being closely monitored and shows that our customers are managing well. Our portfolio continues to grow with low delinquencies.

"International Banking's results of $494 million this quarter were particularly strong, including a large gain recognized by our associated corporation in Thailand. We continue to benefit from growth in our diversified geographic platform across higher growth markets, both in Latin America and Asia, evidenced by strong retail and commercial loan growth of 12% and 9%, respectively.

"Global Wealth Management had a strong third quarter with net income of $327 million, up 18% year over year reflecting strong results in both our wealth management and insurance businesses. In particular, we continued to see strong sales and market share gains in our ScotiaFunds mutual fund business.

"Global Banking and Markets had a good third quarter with net income of $386 million, slightly lower than the excellent results a year ago. While lending and investment banking showed good improvement over last year, this was offset by lower results in the capital markets businesses, in line with challenging market conditions.

"Our capital position remains strong by international standards with a common equity Tier 1 ratio of 8.9% on an all-in basis. The Bank continues to maintain strong, high quality capital levels which positions us well for future business growth.

"Supported by our strong capital ratios and our sustainable earnings we increased our dividend, bringing the annual dividend growth to over 9%. We anticipate achieving our 2013 financial goals, as outlined in our guidance at the beginning of the year and are well positioned for 2014."

YEAR-TO-DATE PERFORMANCE versus key 2013 financial and operational objectives was as follows:

TARGET #1:  Earn a return on equity (ROE)(1) of 15 to 18%. For the nine months Scotiabank earned an ROE of 16.6%.
TARGET #2:  Generate growth in earnings per common share (diluted) of 5 to 10%(2). Our year-to-date growth in earnings per share was 12%(2)(3).
TARGET #3:  Maintain a productivity ratio(1) of less than 56%. Scotiabank's ratio was 53.4% for the nine months.
TARGET #4:   Maintain strong capital ratios. Scotiabank's capital ratios remains strong by both Canadian and international standards.

(1)	Refer below for a discussion of non-GAAP measures.
(2)	Excluding $708 million or 61 cents per share relating to real estate gains in 2012 of which $614 million or 53 cents related to the third quarter and the balance was related to the first quarter.
(3)	Adjusting for Q3/13 non-recurring items in International Banking, the growth would have been 10%.

Financial Highlights

	As at and for the three months ended			For the nine months ended

	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
(Unaudited)
Operating results ($ millions)
Net interest income	2,930	2,784	2,567	8,485	7,423
Net interest income (TEB(1))	2,935	2,787	2,572	8,497	7,436
Non-interest revenue	2,593	2,438	2,945	7,442	7,414
Non-interest revenue (TEB(1))	2,667	2,517	3,017	7,665	7,615
Total revenue	5,523	5,222	5,512	15,927	14,837
Total revenue (TEB(1))	5,602	5,304	5,589	16,162	15,051
Provision for credit losses	314	343	402	967	931
Operating expenses	2,984	2,841	2,618	8,638	7,690
Provision for income taxes	457	437	441	1,328	1,269
Provision for income taxes (TEB(1))	536	519	518	1,563	1,483
Net income	1,768	1,601	2,051	4,994	4,947
Net income attributable to common shareholders	1,649	1,479	1,946	4,632	4,625
Operating performance
Basic earnings per share ($)	1.38	1.24	1.70	3.88	4.12
Diluted earnings per share ($)	1.37	1.23	1.69	3.85	4.05
Adjusted diluted earnings per share(1)(2) ($)	1.39	1.24	1.70	3.90	4.09
Return on equity(1) (%)	17.0	16.2	24.6	16.6	21.1
Productivity ratio (%) (TEB(1))	53.3	53.6	46.9	53.4	51.1
Core banking margin (%) (TEB(1))	2.34	2.31	2.33	2.31	2.32
Financial position information ($ millions)
Cash and deposits with financial institutions(3)	52,157	55,157	54,083
Trading assets	101,845	104,266	93,797
Loans(3)	397,237	394,673	346,746
Total assets	742,625	754,156	669,970
Deposits(3)	505,954	517,896	461,022
Common equity	39,117	38,012	32,414
Preferred shares	4,384	4,384	4,384
Assets under administration(1)	360,469	362,622	315,403
Assets under management(1)	134,642	135,156	108,680
Capital measures(4)
Common Equity Tier 1 ratio (%)	8.9	8.6	N/A
Tier 1 capital ratio (%)	11.0	10.7	12.6
Total capital ratio (%)	13.8	13.6	14.4
Tangible common equity to risk-weighted assets(1) (%)	10.9	10.4	10.2
Assets-to-capital multiple	17.1	17.5	17.2

Risk-weighted assets ($ millions)	282,309	280,747	252,399
Credit quality
Net impaired loans ($ millions)(5)	1,854	1,788	2,032
Allowance for credit losses ($ millions)	3,205	3,212	2,862
Net impaired loans as a % of loans and acceptances(5)	0.45	0.44	0.56
Provisions for credit losses as a % of average loans and acceptances (annualized)(3)	0.31	0.35	0.46	0.32	0.37
Common share information
Share price ($) (TSX)
High	60.15	61.84	54.89	61.84	57.18
Low	55.10	56.33	50.25	52.30	47.54
Close	58.01	58.09	52.35
Shares outstanding (millions)
Average - Basic	1,198	1,193	1,142	1,192	1,122
Average - Diluted	1,207	1,213	1,160	1,207	1,151
End of period	1,203	1,198	1,146
Dividends per share ($)	0.60	0.60	0.55	1.77	1.62
Dividend yield(6) (%)	4.2	4.1	4.2	4.1	4.1
Market capitalization ($ millions) (TSX)	69,795	69,602	59,988
Book value per common share ($)	32.51	31.73	28.29
Market value to book value multiple	1.8	1.8	1.9

Price to earnings multiple (trailing 4 quarters)	11.4	10.7	10.3
Other information
Employees	83,416	83,894	81,281
Branches and offices	3,338	3,408	3,115

(1)	Refer below for a discussion of non-GAAP measures.
(2)	Amounts for July 31, 2012 have been restated to reflect the current period definition. Refer below for the definition.
(3)	Amounts and related ratios for July 31, 2012 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3 in the condensed interim consolidated financial statements).
(4)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis.
Comparative amounts for July 31, 2012 were determined in accordance with Basel II rules and have not been restated.
(5)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share price for the period.

Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2012 Annual Report under the headings "Overview - Outlook", for Group Financial Performance "Outlook", for each business segment "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could". By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see "Controls and Accounting Policies - Critical accounting estimates" in the Bank's 2012 Annual Report, as updated in this document); the effect of applying future accounting changes (see "Controls and Accounting Policies - Future accounting developments" in the Bank's 2012 Annual Report, as updated in this document); global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing.

A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section starting on page 55 of the Bank's 2012 Annual Report. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 Annual Report under the headings "Overview - Outlook", as updated in this document; and for each business segment "Outlook". These "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf. Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Notable Business Highlights

Recent initiatives

•	Scotiabank launched the new Momentum for Business Visa credit card designed exclusively for small business owners that includes up to 3% cash back on eligible business purchases and recurring bills, 1% cash back on all other eligible business purchases, and an extended interest-free grace period of at least 25 days on purchases.
•	Scotiabank launched two new funds: Dynamic U.S. Dividend Advantage Fund and Scotia Long Short Equity Fund, the first alternative investment solution for Scotia Private Client Group.

Recognized for success

•	Scotiabank won Global Finance Magazine's Best Corporate Institutional Internet Bank 2013 in 17 Latin American countries, as well as Best Corporate Internet Bank in Latin America under the subcategory of Best Online Cash Management. Scotiabank also won Best Consumer Internet Bank in Canada and Best Online Deposit, Best Credit and Investment Product Offerings, Best Web Site Design, Best Integrated Consumer Bank Site and Best in Mobile Banking, in North America.
•	Scotiabank was recognized as the 2013 Best Overall Trade Bank in Central America and the Caribbean by Trade Finance magazine for the fourth time in five years.
•	Scotiabank was named as one of the top three Best Non-Renewable Generation Asset M&A Advisors by Power Finance and Risk in its 10th Annual Power Finance Deals and Firms Awards (2013).
•	Banco Colpatria was named one of the top 100 companies in the ranking of the best companies to work in Colombia by Merco 2013. Banco Colpatria was acquired by Scotiabank in 2011.

Serving customers

•	Scotiabank's "Q & Arlene Contest" awarded five Small Business owners the chance to meet Arlene Dickinson, Scotiabank's Business Champion.
•	Scotiabank iTRADE launched a new trading app for iPad, providing its clients with another option to access their Scotia iTRADE investment portfolio in a convenient and efficient way. Scotiabank also launched an iPad application that has all the features of Scotiabank's Mobile Banking application along with additional features unique to the iPad.
•	Scotiabank acted as a financial advisor to Empire Company Limited on its acquisition of Canada Safeway Limited for $5.8 billion. Scotiabank provided Empire and its wholly-owned subsidiary Sobeys Inc. with credit facilities totaling $6.4 billion. Scotiabank acted as top-left bookrunner on Empire's $1.8 billion offering of subscription receipts, sole-bookrunner on Sobeys' $1.0 billion offering of senior notes, and co-lead on Crombie REIT's $300 million public offerings of subscription receipts and convertible debentures.
•	Scotiabank launched mobile banking in Mexico in May 2013, giving customers the ability to manage their accounts, obtain account balances and view recent transactions using a mobile device (iPhone®, Blackberry and Android TM). To date, some 14,000 customers in Mexico are now using the service.

Scotiabank's Bright Future program in action

•	Scotiabank signed a new five-year contract for its exclusive sponsorship of Kiddy Cricket which allows youth in the Caribbean to build their skills with access to coaching and equipment.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. In the first quarter of 2013 the economic equity methodology was updated to include new models and assumptions. The changes have been applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the Bank's Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an alternative financial measure for assessing the quality of capital. Tangible common equity is total common equity plus noncontrolling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. In prior years, risk-weighted assets were comprised of Basel II risk-weighted assets adjusted for intangible assets deducted from tangible common equity. For 2013, the tangible common equity ratio includes Basel III risk-weighted assets, adjusted to include amounts recognized as regulatory deductions at 100% risk weight.

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. For purposes of segmented reporting, a segment's revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended			For the nine months ended
TEB Gross up ($ millions)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Net interest income	$5	$3	$5	$12	$13
Other operating income	74	79	72	223	201
Total revenue and provision for taxes	$79	$82	$77	$235	$214

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

Group Financial Performance

Financial results

Scotiabank's net income for the third quarter was $1,768 million compared to $2,051 million in the same period last year and $1,601 million last quarter.

This quarter's net income included a non-recurring after-tax net benefit of $90 million in International Banking from (i) the gain on sale of Thanachart Life Assurance Public Company Ltd. by Thanachart Bank, an associated corporation in Thailand ($150 million after tax), (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million after tax), and (iii) a restructuring charge in the Bank's Uruguay operations ($20 million after tax). Combined, these amounted to 7 cents per share.

Diluted earnings per share were $1.37, compared to $1.69 in the same period a year ago and $1.23 last quarter.

Return on equity was strong at 17.0%, compared to 24.6% last year and 16.2% last quarter.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year, quarter-over-quarter and year-to-date over year-to-date change in key income statement items. The impact of foreign currency translation was not significant when comparing the year-over-year impact for both quarterly and year-to-date results.

($ millions)	For the three months ended		For the nine months ended
	July 31, 2013 vs. July 31, 2012	July 31, 2013 vs. April 30, 2013	July 31, 2013 vs. July 31, 2012
U.S./Canadian dollar exchange rate (average)
July 31, 2013	$0.970	$0.970	$0.986
April 30, 2013		$0.983
July 31, 2012	$0.983		$0.989
% change	-1.3%	-1.3%	-0.3%
Impact on income:
Net interest income	$15	$(9)	$38
Net fee and commission revenues	9	-	18
Other operating income(1)	8	(1)	5
Operating expenses	(16)	10	(39)
Other items (net of tax)	(7)	(3)	(3)
Net income	$9	$(3)	$19
Impact by business line:
Canadian Banking	$1	$1	$-
International Banking(1)	14	9	15
Global Wealth Management	-	-	(1)
Global Banking and Markets	(1)	(4)	2
Other(1)	$(5)	$(9)	$13

(1)	Includes the impact of foreign currency hedges.

Q3 2013 vs Q3 2012

Net income

Scotiabank's net income was $1,768 million in the third quarter, down $283 million or 14% from $2,051 million in the same period last year. This quarter's income had an after-tax net benefit of $90 million related to non-recurring items in International Banking noted earlier, while last year had a $614 million after-tax gain on the sale of a real estate asset. Adjusting for these, net income grew by $241 million or 17% due mainly to solid organic growth and increased contributions from recent acquisitions, which resulted in higher revenues across net interest income, fee revenues, and other operating income.

There were also lower provision for credit losses as last year included an increase of $100 million in the collective allowance on performing loans. These increases were partially offset by higher operating expenses and the impact of a higher effective tax rate.

Total revenue

Total revenue (on a taxable equivalent basis) was $5,602 million this quarter compared to $5,589 million in the same period last year. Adjusting for this quarter's noted gain from an associated corporation of $150 million and last year's real estate gain of $727 million, total revenue increased by $590 million or 12%. Recent acquisitions contributed $201 million or 4% of the year-over-year growth. There were strong increases in wealth management fees, driven by mutual funds and retail brokerage fees. As well, there was higher net interest income from asset growth, increased banking and underwriting fees and stronger net gains on investment securities. These increases were partly offset by lower trading income.

Net interest income

Net interest income (on a taxable equivalent basis) was $2,935 million, up $363 million or 14% over the same quarter last year, of which $161 million or 6% was from acquisitions. The underlying increase was due mainly to asset growth in residential mortgages in Canada as well as diversified loan growth in International Banking, as the margin was relatively stable.

The Bank's core banking margin was 2.34%, compared to 2.33% last year. The slight increase in the margin was due primarily to reduced volumes of low yielding deposits with banks, lower subordinated debenture expense and improved margin in Canadian Banking partly offset by the acquisition impact of ING DIRECT and a lower interest margin in International Banking.

Net fee and commission revenues

Net fee and commission revenues of $1,754 million were up $191 million or 12% from the same period last year, primarily from recent acquisitions and stronger wealth management revenues. The latter was driven by increases in brokerage fees and mutual funds, from growth in assets under management and assets under administration from improved markets and net new sales. There were also increases in credit, commercial banking and underwriting fees.

Other operating income

Other operating income (on a taxable equivalent basis) was $913 million, down $541 million or 37% from the same period last year, due entirely to the real estate gain of $727 million last year. This quarter's results included the gain of $150 million from an associated corporation noted earlier. Excluding these noted gains, other operating income grew by $36 million or 5%, mainly from higher net gains on investment securities, which were mostly offset by lower trading revenues and reduced other income.

Provision for credit losses

The provision for credit losses was $314 million this quarter, down $88 million from the same period last year. The year-over-year decrease was due primarily to a $100 million increase in the collective allowance for performing loans recorded last year. This decrease was partly offset by higher provisions in International Banking.

Operating expenses and productivity

Operating expenses of $2,984 million were $366 million or 14% above last year, including non-recurring pre-tax charges in International Banking of $74 million noted earlier. Adjusting for those items, operating expenses were up $292 million or 11% of which $108 million related to acquisitions. The remaining increase was in remuneration expenses that reflected higher year-over-year staffing levels, merit increases and performance-based compensation. There was also an increase in pension and benefit costs due to the effect of the continued low interest rate environment. These increases were largely offset by lower stock-based compensation. Other operating expense categories were also up in part to support the Bank's growth initiatives.

The Bank's productivity ratio was 53.3% this quarter, compared to 46.9% for the same period last year, or 53.9% excluding the real estate gain last year.

Taxes

The effective tax rate for this quarter was 20.6% compared to 17.7% in the same quarter last year. The prior year tax rate was lower due primarily to lower taxes on the gain on sale of the real estate asset and a recovery in a foreign subsidiary, as well as lower non-deductible expenses. In the current period, the effective tax rate was lower due to higher net income from associated corporations.

Q3 2013 vs Q2 2013

Net income

Net income of $1,768 million was up $167 million or 10% from last quarter's $1,601 million. Adjusting for the noted items this quarter, net income was up by $77 million or 5%. The growth arose from higher net interest income, increased banking fees and stronger wealth management revenues. Lower provisions for credit losses and the impact of a lower effective tax rate also contributed to the higher net income. These items were partly offset by higher operating expenses.

Total revenue

Total revenue (on a taxable equivalent basis) was $5,602 million compared to $5,304 million last quarter, up $298 million or 6%, or $148 million or 3% excluding the noted gain from an associated corporation. The remaining growth was driven by solid net interest income from three additional days in the quarter and asset growth, higher transaction-based banking and credit fees and stronger wealth management revenues.  Trading revenues were also higher, reflecting good results in the fixed income business. These increases were partly offset by lower underwriting and insurance income, and a decline in non-trading foreign exchange revenues.

Net interest income

Net interest income (on a taxable equivalent basis) grew 5% to $2,935 million from $2,787 million last quarter. The quarter-over-quarter increase of $148 million was attributable to asset growth, three additional days in the quarter, and an increase in the core banking margin to 2.34% from 2.31% last quarter.

The quarter-over-quarter increase in the core banking margin was due in part to lower subordinated debenture expense and higher spreads in Canadian Banking, partly offset by lower spreads in International Banking.

Net fee and commission revenues

Compared to the previous quarter, net fee and commission revenue of $1,754 million was up $18 million or 1%, from an increase in transaction-based banking fees due to three additional days in the quarter and higher brokerage and mutual funds fees. These increases were partly offset by lower underwriting and non-trading foreign exchange revenues.

Other operating income

Other operating income (on a taxable equivalent basis) was $913 million compared to $781 million last quarter, up $132 million or 17%, almost entirely from the noted gain from an associated corporation. Adjusting for this noted gain, other operating income declined due to reduced income from associated corporations, lower net gains on investment securities and a decline in insurance income, partly offset by higher trading revenues.

Provision for credit losses

The provision for credit losses was $314 million this quarter, down $29 million from the prior quarter. The quarter-over-quarter decrease in provisions was due primarily to lower provisions in Canadian commercial banking.

Operating expenses and productivity

Operating expenses of $2,984 million rose $143 million or 5% from last quarter. The increase partially reflects $74 million of non-recurring charges in International Banking, as noted earlier. The remaining increase was primarily in remuneration-related expenses reflecting three additional days in the quarter and higher performance-based compensation in line with business performance. Professional fees were also up compared to the prior quarter, reflecting business initiatives. In addition, last quarter benefited from business-related tax recoveries related to the prior year. These increases were partly offset by lower stock-based compensation and reduced marketing costs.

The productivity ratio was 53.3%, compared to 53.6% in the previous quarter.

Taxes

The effective tax rate for this quarter was 20.6% compared to 21.5% in the prior quarter. This decrease was due primarily to an increase in net income from associated corporations.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

Net income

Net income for the nine months was $4,994 million, up $47 million or 1% from the same period last year. The current period included an after-tax benefit of $90 million related to non-recurring items in International Banking noted earlier, while last year's results included real estate gains of $708 million. Adjusting for these items, net income was up $665 million, or 16%, due primarily to contributions from acquisitions, growth in net interest income, higher fee and commission revenues and increased other income. These items were partly offset by higher operating expenses. Last year also included a $100 million increase in the collective allowance on performing loans.

Total revenue

For the nine months, total revenue (on a taxable equivalent basis) of $16,162 million was up $1,111 million or 7% from the same period last year. This year's results included the noted gain from an associated corporation while last year's results included real estate gains of $838 million. Adjusting for these gains, revenue was up $1,799 million or 13%, of which $821 million or 6% was attributable to acquisitions. The remaining increases were due mainly to strong interest income from asset growth, higher transaction-based banking and credit fees, increased wealth management revenues and solid contributions from associated corporations. There were also higher net gains on investment securities, stronger insurance underwriting income and the favourable impact of foreign currency translation. These items were partly offset by lower trading revenues.

Net interest income

Year-to-date net interest income (on a taxable equivalent basis) was $8,497 million, up $1,061 million or 14% from the same period last year. This increase was attributable to growth in Canadian residential mortgages and diversified loan growth in International Banking, including the contribution of recent acquisitions.

The year-to-date core banking margin of 2.31% declined one basis point from the same period last year due mainly to the impact of acquisitions.

Net fee and commission revenues

Compared to the same period last year, net fee and commission revenues of $5,151 million were up $511 million or 11%. Banking fees increased significantly reflecting higher credit card and other transaction-based revenues and increased lending fees from existing operations and the contribution from acquisitions. Wealth management revenues were also up from strong growth in assets under management and assets under administration, improved market conditions and recent acquisitions.

Other operating income

For the nine-month period, other operating income (on a taxable equivalent basis) was $2,514 million, a decline of $461 million or 15% from the same period last year, due primarily to the real estate gains recorded last year, partly offset by the noted gain from an associated corporation in the current year. Adjusting for these, other operating income grew by $227 million or 11%. There were higher net gains on investment securities, increased contributions from associated corporations and stronger insurance underwriting revenues. These were partly offset by lower trading revenues and last year's gain on the disposition of a non-strategic leasing business.

Provision for credit losses

For the nine-month period, total provisions for credit losses were $967 million, up $36 million from $931 million during the same period last year. The prior year included a $100 million increase in the collective allowance on performing loans. There were higher provisions in International Banking, with new acquisitions accounting for a portion of the increase.

Operating expenses and productivity

For the nine-month period, operating expenses were $8,638 million, up $948 million or 12% from $7,690 million last year. Recent acquisitions accounted for $427 million or 45% of the increase. The increase includes the non-recurring charges in International Banking of $74 million noted earlier. The remaining growth of $447 million, or 6% was due mainly to higher remuneration-related expenses as a result of increased staffing levels, annual merit increases and higher performance-based compensation. Pension expenses were also up mostly reflecting the effect of the continued low interest rate environment. There were also higher premises costs due in part to the sale of the real estate assets last year. The increases across the other expense categories were to support ongoing growth initiatives.

The year-to-date productivity ratio was 53.4% compared to 51.1% for the same period last year, or 54.1% excluding the real estate gains last year. Operating leverage was negative 4.9%, compared to the first nine months of 2012, or positive 1.3% excluding the real estate gains last year.

Taxes

The year-to-date effective tax rate was 21.0%, compared to 20.4% for the same period last year, due primarily to lower taxes on the sale of real estate assets in the prior year. This period benefited from the impact of increased net income from associated corporations, and higher tax-exempt income.

Financial position

The Bank's total assets at July 31, 2013 were $743 billion, up $75 billion or 11% from October 31, 2012, including approximately $31 billion related to ING DIRECT.

Cash and deposits with financial institutions grew by $5 billion, due mainly to increases in interest bearing deposits with central banks. Precious metals decreased $5 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased by $14 billion.

Trading assets increased $14 billion from October 31, 2012. Trading securities rose $17 billion from higher holdings of common equities, and U.S. and Canadian provincial government debt. Trading loans decreased $3 billion due mainly to a reduction in precious metals trading and lending activities.

Investment securities grew by $2 billion due mainly to increased holdings of foreign government debt. As at July 31, 2013, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $926 million, an increase of $35 million from October 31, 2012. The change was due mainly to increases in the values of common equities.

Loans increased $45 billion or 13% from October 31, 2012. Residential mortgages increased $33 billion mainly from the acquisition of ING DIRECT. Personal and credit card loans rose $5 billion mainly from growth in Canada and Mexico. Business and government loans were up $7 billion primarily in Latin America and Asia, as well as in Canada due mainly from the acquisition of ING DIRECT.

Total liabilities were $697 billion as at July 31, 2013, up $71 billion or 11% from October 31, 2012, including approximately $36 billion from ING DIRECT.

Total deposits increased by $42 billion. Personal deposits grew by $32 billion primarily from the acquisition of ING DIRECT. Business and government deposits increased $12 billion from the ING DIRECT acquisition as well as other growth in Canada. Deposits by financial institutions decreased $2 billion.

Obligations related to securities sold under repurchase agreements and securities lent as well as obligations related to securities sold short grew by $29 billion and $6 billion, respectively. Derivative instrument liabilities decreased $5 billion, which was similar to the decrease in derivative instrument assets.

Total equity increased $3,948 million from October 31, 2012. This increase was driven by internal capital generation of $2,524 million, the issuance of common shares of $1,049 million, comprised of $99 million for the purchase of Colfondos in Colombia and $950 million through the Dividend Reinvestment Plan and the exercise of options.

Accumulated other comprehensive income increased $264 million due mainly to an improvement in the cash flow hedging reserve, higher unrealized gains on available-for-sale securities and reduced unrealized foreign exchange losses on the Bank's investments in its foreign operations.

Non-controlling interests in subsidiaries increased $128 million due mainly to current period net income attributable to non-controlling interests, net of dividends paid, and the acquisition of Colfondos. Non-controlling interests for capital instrument equity holders decreased $45 million due mainly to distributions to note holders.

Capital ratios

The Bank's various regulatory capital amounts consist of the following:

	As at
	July 31 2013	April 30 2013	October 31 2012
($ millions)	Basel III All-in	Basel III All-in	Basel II
Common Equity Tier 1 capital	$25,188	$24,013	$ n/a
Tier 1 capital	31,041	29,961	34,436
Total regulatory capital	38,948	38,204	42,193
Total risk-weighted assets	282,309	280,747	253,309
Capital ratios:
Common Equity Tier 1 capital	8.9%	8.6%	n/a
Tier 1 capital ratio%	11.0%	10.7%	13.6%
Total capital ratio%	13.8%	13.6%	16.7%
Assets-to-capital multiple	17.1x	17.5x	15.0x

The Bank continues to maintain a strong capital position. As at July 31, 2013 the CET1, Tier 1 and Total Capital ratios under Basel III all-in were 8.9%, 11.0% and 13.8% (April 30, 2013 - 8.6%, 10.7% and 13.6%), respectively, well above minimum requirements. As at October 31, 2012, the Basel II Tier 1 and Total Capital ratios were 13.6% and 16.7%, respectively.

Business Segment Review

Scotiabank's results, average assets, and average liabilities, allocated by these operating segments are as follows:

	For the three months ended July 31, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,423	$1,263	$121	$210	$(87)	$2,930
Net fee and commission revenues	367	350	762	328	(53)	1,754
Net income from investments in associated corporations	2	300	59	-	(94)	267
Other operating income	8	92	107	384	(19)	572
Provision for credit losses	108	194	1	11	-	314
Operating expenses	893	1,091	616	394	(10)	2,984
Provision for income taxes	209	180	95	130	(157)	457
Net income	$590	$540	$337	$387	$(86)	$1,768
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	-	46	10	1	-	57
Capital instrument equity holders	-	-	-	-	8	8
Net income attributable to equity holders of the Bank	$590	$494	$327	$386	$(94)	$1,703
Average assets ($ billions)	$274	$122	$15	$259	$93	$763
Average liabilities ($ billions)	$193	$79	$18	$197	$231	$718

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($79) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended April 30, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,352	$1,248	$123	$212	$(151)	$2,784
Net fee and commission revenues	369	342	738	337	(50)	1,736
Net income from investments in associated corporations	-	127	54	-	(45)	136
Other operating income	25	131	99	352	(41)	566
Provision for credit losses	136	194	1	12	-	343
Operating expenses	869	1,029	591	396	(44)	2,841
Provision for income taxes	194	154	87	132	(130)	437
Net income	$547	$471	$335	$361	$(113)	$1,601
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	-	52	9	-	-	61
Capital instrument equity holders	-	-	-	-	6	6
Net income attributable to equity holders of the Bank	$547	$419	$326	$361	$(119)	$1,534
Average assets ($ billions)	$273	$122	$14	$254	$92	$755
Average liabilities ($ billions)	$191	$79	$18	$193	$230	$711

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($82) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended July 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (2)	Total
Net interest income	$1,197	$1,175	$128	$202	$(135)	$2,567
Net fee and commission revenues	375	320	610	289	(31)	1,563
Net income from investments in associated corporations	5	104	50	-	(48)	111
Other operating income	43	93	98	419	618	1,271
Provision for credit losses	118	168	1	15	100	402
Operating expenses	793	937	509	374	5	2,618
Provision for income taxes	188	145	92	123	(107)	441
Net income	$521	$442	$284	$398	$406	$2,051
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	50	6	1	-	58
Capital instrument equity holders	-	-	-	-	(8)	(8)
Net income attributable to equity holders of the Bank	$520	$392	$278	$397	$414	$2,001
Average assets ($ billions)	$227	$112	$14	$227	$95	$675
Average liabilities ($ billions)	$152	$72	$16	$172	$225	$637

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($77) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the nine months ended July 31, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$4,136	$3,711	$366	$639	$(367)	$8,485
Net fee and commission revenues	1,120	1,026	2,183	970	(148)	5,151
Net income from investments in associated corporations	11	559	169	-	(186)	553
Other operating income	34	313	310	1,163	(82)	1,738
Provision for credit losses	362	574	3	28	-	967
Operating expenses	2,623	3,096	1,777	1,196	(54)	8,638
Provision for income taxes	605	462	266	401	(406)	1,328
Net income	$1,711	$1,477	$982	$1,147	$(323)	$4,994
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	-	148	28	1	-	177
Capital instrument equity holders	-	-	-	-	21	21
Net income attributable to equity holders of the Bank	$1,711	$1,329	$954	$1,146	$(344)	$4,796
Average assets ($ billions)	$271	$120	$14	$251	$93	$749
Average liabilities ($ billions)	$190	$78	$17	$188	$232	$705

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($235) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the nine months ended July 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (2)	Total
Net interest income	$3,527	$3,315	$377	$575	$(371)	$7,423
Net fee and commission revenues	1,101	947	1,823	908	(139)	4,640
Net income from investments in associated corporations	6	281	157	-	(120)	324
Other operating income	52	263	293	1,182	660	2,450
Provision for credit losses	374	437	1	19	100	931
Operating expenses	2,332	2,708	1,529	1,129	(8)	7,690
Provision for income taxes	523	380	250	421	(305)	1,269
Net income	$1,457	$1,281	$870	$1,096	$243	$4,947
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	2	117	19	1	-	139
Capital instrument holders	-	-	-	-	18	18
Net income attributable to equity holders of the Bank	$1,455	$1,164	$851	$1,095	$225	$4,790
Average assets ($ billions)	$222	$108	$13	$215	$95	$653
Average liabilities ($ billions)	$149	$69	$16	$162	$222	$618

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($214), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

Canadian Banking

Q3 2013 vs Q3 2012

Canadian Banking reported record net income attributable to equity holders of $590 million, an increase of $70 million or 13% from the same period last year, driven by the acquisition of ING Bank of Canada (ING DIRECT), strong asset and deposit growth, and an increase in the margin, partly offset by lower other operating income. Return on economic equity decreased to 36.5% from 41.7% last year, mainly reflecting an increase in economic equity related to ING DIRECT.

Q3 2013 vs Q2 2013

Quarter over quarter, net income attributable to equity holders increased $43 million or 8% due primarily to the impact of a longer quarter and lower provisions for credit losses. Return on economic equity increased to 36.5% from 34.6% last quarter.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

Canadian Banking reported net income attributable to equity holders of $1,711 million, an increase of $256 million or 18% from last year, driven by the acquisition of ING DIRECT, strong asset and deposit growth partly offset by lower other operating income. Return on economic equity decreased to 35.8% from 39.6% last year, mainly reflecting an increase in economic equity related to ING DIRECT.

International Banking

Q3 2013 vs Q3 2012

International Banking reported net income attributable to equity holders of $494 million, an increase of $102 million or 26% from the same quarter last year. This included a nonrecurring after-tax net benefit of $90 million from (i) the gain on sale of Thanachart Life Assurance Public Company Ltd. by Thanachart Bank, an associated corporation in Thailand ($150 million after tax), (ii) a valuation adjustment charge on acquisition-related receivables in Puerto Rico ($40 million after tax), and (iii) a restructuring charge in Uruguay ($20 million after tax). Excluding these items, net income was up $12 million or 3% driven by solid loan growth in Latin America and Asia and higher banking fees, partially offset by higher provisions for credit losses and expenses. Return on economic equity was 15.9% versus 11.7% last year.

Q3 2013 vs Q2 2013

Net income attributable to equity holders increased $75 million or 18% over last quarter. This increase reflects an after-tax net benefit of $90 million due to non-recurring items noted earlier. Excluding these items, net income was down $15 million or 4% due primarily to unusually high gains on investment securities and stronger contributions from associated corporations last quarter. Return on economic equity was 15.9% versus 13.8% reflecting the increase in earnings.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

Net income attributable to equity holders increased by $165 million or 14% to $1,329 million. These results include an after-tax net benefit of $90 million from non-recurring items noted earlier. When excluding these items, net income increased by $75 million or 6%. This was driven by strong asset growth in Latin America, acquisitions of Banco Colpatria in Colombia and Credito Familiar in Mexico, higher underlying contributions from associated corporations, gains on investment securities, and the favourable impact of foreign currency translation. These were partially offset by higher provisions for credit losses and growth in expenses.

Global Wealth Management

Q3 2013 vs Q3 2012

Global Wealth Management reported net income attributable to equity holders of $327 million this quarter, an increase of $49 million or 18% from the same quarter last year. Net income increased due to strong broad-based results in both the wealth management and insurance businesses. There were higher contributions from the investment in CI Financial due to improved performance and the impact of a non-recurring $12 million deferred tax charge last year. Growth in wealth management was driven by higher assets under management (AUM) and assets under administration (AUA) from net sales and improved financial market conditions. Return on economic equity was 17.7% compared to 14.1% last year.

Q3 2013 vs Q2 2013

Quarter over quarter, net income attributable to equity holders was up $1 million due to stronger wealth management results, partially offset by lower insurance earnings. Return on economic equity decreased to 17.7% from 18.5% due mainly to capital allocation for recent acquisitions.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

On a year-to-date basis, net income attributable to equity holders increased by $103 million or 12% due to stronger broad-based results across the wealth management and insurance businesses. Growth in wealth management was driven by higher AUM and AUA from net sales, and improved financial markets. Return on economic equity increased to 17.8% from 14.3% last year.

Global Banking and Markets

Q3 2013 vs Q3 2012

Global Banking and Markets contributed good results this quarter, reporting net income attributable to equity holders of $386 million. The decline of $11 million or 3%, was due to ongoing market driven challenges in the capital markets businesses compared to last year. This was mostly offset by stronger results in lending and investment banking. Return on economic equity was 29.4% this quarter compared to 29.0% in the same period last year.

Q3 2013 vs Q2 2013

Net income attributable to equity holders increased $25 million or 7% compared to the prior quarter. Stronger results in fixed income, investment banking, lending and foreign exchange more than offset a decline in precious metals and equities. Lower taxes also contributed to the improved results. Return on economic equity increased to 29.4% from 27.1%.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

Global Banking and Markets reported strong net income attributable to equity holders of $1,146 million in the first nine months of the year. The increase of $51 million or 5% compared to the prior year was driven by stronger revenues in the lending businesses and the fixed income business, and by lower taxes. Return on economic equity was 29.1% compared to 27.1% in the same period last year.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $79 million in the third quarter, compared to $77 million in the same period last year and $82 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q3 2013 vs Q3 2012

The Other segment had a net loss attributable to equity holders of $94 million in the quarter, compared to a net income of $414 million last year. The prior year included an after-tax gain of $614 million on the sale of Scotia Plaza in Toronto and an increase in the collective allowance for credit losses on performing loans of $74 million after tax. Adjusting for these items, net income improved $32 million reflecting the impact of asset / liability management activities and higher net gains on investment securities.

Q3 2013 vs Q2 2013

The Other segment had a net loss attributable to equity holders of $94 million in the third quarter, compared to a net loss of $119 million in the prior quarter. The improvement was mainly from the impact of asset / liability management activities.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

The Other segment had a net loss attributable to equity holders of $344 million in the first nine months ended this year, compared to a net income of $225 million. Last year's net income was primarily impacted by the after-tax gains of $708 million from real estate asset sales, as well as an increase in the collective allowance for credit losses on performing loans of $74 million after tax. These were partially offset by lower operating expenses this year.

Shareholder Information

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2013
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date

January 2	January 29

April 2	April 26

July 2	July 29

October 1	October 29

Annual Meeting date for fiscal 2013
The Annual Meeting for the fiscal year 2013 is scheduled for April 8, 2014, in Kelowna, British Columbia, Canada.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on August 27, 2013, at 2:30 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 28, 2013, to September 11, 2013, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4584495#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:
For media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Shareholders (continued):
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

SOURCE: Scotiabank - Financial Releases

%CIK: 0000009631

For further information:

Peter Slan, Senior Vice President, Investor Relations, (416) 933-1273; Sheena Findlay, Media Communications, (416) 866-6806

CO: Scotiabank - Financial Releases

CNW 07:30e 27-AUG-13